Exhibit 99.256

Nextech CEO Evan Gappelberg and

Former MSFT President, Hareesh Achi, to Present on

Proactive Investors Livestream, Thursday, January 14, 2021

Vancouver B.C. – January 13, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29), a leading provider of augmented reality (AR) and virtual experience technologies (VXT) and services for 3D ads, eCommerce, education, conferences, and events is pleased to announce that Nextech CEO, Evan Gappelberg, will be presenting at a special Proactive Investors Livestream. Also joining the livestream will be former MSFT President Hareesh Achi now President and Managing Director of the Nextech 3D/AR Ad Network.

Nextech’s live presentation will take place at:

11:30 AM EST on Thursday, January 14, 2021

Please click the link below to register for the Livestream:

CLICK TO REGISTER FOR LIVESTREAM

Tune in to listen to Evan Gappelberg, Nextech CEO, talk candidly about the current business trends he sees in the AR industry and what he is most excited about in 2021. Also, hear Hareesh Achi President of Nextech’s advertising network talk about why he left MSFT after 10 years to join Nextech and what he is focused on accomplishing in 2021 with Nextech’s new 3D ad network.

As part of the Company’s stock option plan, it has issued 65,000 3-year stock options exercisable at $5.80/share.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its ARitize360 app for 3D product capture, 3D/AR ads, its ARitize white label app its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified using forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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